QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Pathmark Stores, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Successor Company									Predecessor Company
	39 Weeks Ended November 1, 2003		39 Weeks Ended November 2, 2002		52 Weeks Ended February 1, 2003		52 Weeks Ended February 2, 2002	20 Weeks Ended February 3, 2001	: : : :	33 Weeks Ended September 16, 2000		52 Weeks Ended January 29, 2000	52 Weeks Ended January 30, 1999
Earnings (loss) before income taxes and cumulative effect of an accounting change	$11.6		$9.9		$26.9		$(225.8)	$(62.8)	: : : : :	$322.3		$(29.8)	$(28.0)

Fixed charges:									:
Interest expense	51.6		48.7		63.5		65.0	28.3	:	96.8		159.4	157.9
Write off of deferred financing costs	1.9		—		—		—	—	: : :	—		—	—
Amortization of deferred financing costs	1.7		1.4		1.8		2.3	0.9	: : :	2.6		4.4	4.1
Interest portion of rental expense	11.0		10.2		14.6		13.6	4.5	: :	8.6		13.0	12.6

Total fixed charges	66.2		60.3		79.9		80.9	33.7	:	108.0		176.8	174.6

Earnings (loss), as adjusted	$77.8		$70.2		$106.8		$(144.9)	$(29.1)	: :	$430.3		$147.0	$146.6

Ratio of earnings to fixed charges	1.18	x	1.16	x	1.34	x	—	—	: :	3.98	x	—	—

Deficiency in earnings available to cover fixed charges	$—		$—		$—		$(225.8)	$(62.8)	: : : :	$—		$(29.8)	$(28.0)

QuickLinks

Pathmark Stores, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollars in Millions)